# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

06010143

RECEIVED
2006 JAN 11 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

28 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 December 2005, Re: Dissolution of a subsidiary company for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

# General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **27/12/2005 05:32:01 PM**
Reference No **AA-051227-45DD0**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **WONG PHOOI LIN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**DISSOLUTION OF A SUBSIDIARY COMPANY**

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that Subang Parade Management Sdn Bhd ("Subang Parade Management"), a dormant wholly-owned subsidiary of Amsteel Capital Holdings Sdn Bhd, which in turn is a wholly-owned subsidiary of the Company, had on 27 September 2005 lodged with the Companies Commission of Malaysia the relevant statutory forms together with the Liquidator's Statement of Accounts in relation to the members' voluntary winding-up.

Pursuant to Section 272(5) of the Companies Act, 1965, Subang Parade Management was dissolved on 27 December 2005 ("Dissolution").

The Dissolution does not have any material impact on the earnings and net assets of the Amsteel Group.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

..............................................
*Secretary*

27 DEC 2005